April 9, 2013	Mark C. Amorosi 202.778.9351 202.778.9100 mark.amorosi@klgates.com
VIA EDGAR AND E-MAIL

Alison White U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Responses to SEC Staff Comments on Post-Effective Amendment No. 96 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217 and 811-07953)

Dear Ms. White:

On behalf of the above-referenced registrant, set forth below are comments that you provided on March 1, 2013, concerning Post-Effective Amendment No. 96 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 7, 2013, and the Trust’s responses thereto.  Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in the attached marked pages showing changes from the corresponding pages included in the Post-Effective Amendment.  Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

1.	General Comments

(a)
Comment: Please note that when a portfolio engages in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).  Also note that the SEC recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940.  See Investment Company Act Release No. 29776 (Aug. 31, 2011).  Accordingly, please be aware that the SEC or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the portfolio(s) operate(s).

Response: The Trust hereby acknowledges that the SEC or its staff may issue future guidance related to derivatives and leverage, which could impact the manner in which certain Portfolios operate.

(b)
Comment: For all Portfolios that have “global” or “international” in their names, please disclose that these Portfolios normally will invest a significant portion (for example, at least 40%) of their assets outside the U.S. or that they normally will invest in non-U.S. companies in accordance with an applicable benchmark or index.  See Final Rule: Investment Company Names, Release No. IC-24828, footnote 42 dated January 17, 2001.

Response: The Trust has reviewed the principal investment strategies disclosure for the Portfolios that have “global” or “international” in their names. The Trust hereby confirms its belief that the disclosure indicates that the Portfolios normally will invest a significant portion of their assets outside the U.S. or that the Portfolios normally will invest in non-U.S. companies in accordance with an applicable benchmark or index.

2.           All Prospectuses

(a)
Comment: Annual Portfolio Operating Expenses – For any Portfolio where fees have been restated or are based on an estimate for the current fiscal year, please advise the staff supplementally the material change that occurred requiring restatement or confirm that the Portfolio has less than 6 months operating history, as appropriate.

Response: The Trust has provided in an appendix to this letter a list of the Portfolios for which the fee tables indicate that all or certain expenses have been estimated or restated and the reasons therefor. The Trust hereby confirms its belief that the estimates and restatements are consistent with the requirements of Form N-1A.

(b)
Comment: Average Annual Total Return Table – Please include the appropriate parenthetical after the listed index (i.e., the performance of the index reflects no deduction for fees, expenses, or taxes).

Response: The Trust has made the requested change.

(c)	Comment: Portfolio Management Risk – Please revise the fourth sentence in plain English.

Response: The Trust has clarified this disclosure.

3.           Master Prospectus

(a)
Comment: EQ/Money Market Portfolio (p. 181) – Please remove the disclosure regarding the effective yield from the Calendar Year Annual Total Returns chart as it is neither required nor permitted by Form N-1A.

Response: The Trust has deleted the yield disclosure for this Portfolio.

(b)
Comment: Expense Limitation Agreement (pp. 194-195) – The staff notes that not all waivers appearing in the Expense Limitation Provisions table are reflected in the respective tables of Annual Portfolio Operating Expenses.  Please confirm this is because those fee waivers will not actually reduce Portfolio expenses for the coming year.

Response:  The Trust hereby confirms that the expense limits for certain Portfolios are not reflected in the fee tables for these Portfolios because the current total expense ratios for these Portfolios are below the expense limits.

4.           Tactical Manager Portfolios Prospectus

(a)	Comment: Benchmarks (pp. 47-48) – Please confirm supplementally that there is no discretion in relation to the Volatility Managed Indices.

Response: The Trust hereby confirms that the Volatility Managed Indices are calculated pursuant to a mathematical formula that is non-discretionary.

(b)
Comment: Benchmarks (pp. 47-48) – Please clarify the disclosure to distinguish between certain of the custom indices (e.g., Volatility Managed Index – Large Cap Core and Volatility Managed Index – Large Cap Core II, etc.).

Response: The Trust has added disclosure to clarify the differences between the Volatility Managed Indexes as referenced in the staff’s comment.

(c)
Comment: Legal Proceedings Relating to the Manager (pp. 51-52) – The staff notes that the disclosure in this section differs from the other prospectuses of the Trust.  Please confirm that the disclosure presented here is complete.

Response: The Trust has not included disclosure regarding In re: Tribune Company Fraudulent Conveyance Litigation in the prospectus for the AXA Tactical Manager Portfolios because none of the Portfolios described in this prospectus has been named as a defendant or as a putative member of a class of defendant shareholders in the litigation.  The legal proceedings disclosure regarding the Manager that is included in the prospectus otherwise conforms to the disclosure in the other Trust prospectuses.

5.	AXA All Asset Allocation Series Portfolios Prospectus

(a)
Comment: All Asset Growth - Alt 20 Portfolio and All Asset Aggressive - Alt 25 Portfolio – Given the disclosed target investment percentages, please consider whether it is appropriate to disclose “Junk Bonds or Lower Rated Securities Risk” as a principal risk.

Response: The Trust has reviewed the principal investment strategies and risks disclosure for the All Asset Growth - Alt 20 and All Asset Aggressive - Alt 25 Portfolios. The Trust hereby confirms its belief that it is appropriate to disclose "Junk Bonds or Lower Rated Securities Risk" as a principal risk of each Portfolio. Each Portfolio's principal investment strategies disclosure states that the Manager may change the Portfolio's target investment percentages from time to time and that actual allocations can deviate from the amount shown in the disclosure (i.e., 2% for the All Asset Growth - Alt 20 Portfolio and 1% for the All Asset Aggressive - Alt 25 Portfolio) by up to 15% for each asset category, including the high yield bonds (also known as "junk bonds") asset category.

6.           Statement of Additional Information

(a)	Comment: Cover Page: If correct, please change the number of series from 72 to 71.

Response: The Trust has made the requested change.

7.           Tandy Representation

(a)          Comment: Please provide “Tandy” representations.

Response: A “Tandy” letter will be submitted in the form of an EDGAR correspondence with Post-Effective Amendment No. 98.

*           *           *           *           *

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.
William MacGregor, Esq.
AXA Equitable Funds Management Group, LLC

Clifford J. Alexander, Esq.
K&L Gates LLP

APPENDIX A

Supplemental Information Responding to Comment 2(a)

Portfolio	Reason for Estimate or Restatement
All Asset Aggressive – Alt 25 Portfolio
All Asset Moderate Growth – Alt 15 Portfolio
EQ/AllianceBernstein Short Duration Government Bond
EQ/Emerging Markets Equity PLUS
EQ/High Yield Bond
EQ/Natural Resources PLUS
EQ/PIMCO Global Real Return
EQ/Real Estate PLUS

Expenses of the Portfolio are estimated because the Portfolio has not commenced operations or has less than 6 months of operating results reflected in the Portfolio’s financial statements.
All Asset Growth – Alt 20 Portfolio (Class K)
ATM Large Cap (Class IB)
ATM Mid Cap (Class IB)
ATM Small Cap (Class IB)
ATM International (Class IB)
AXA Aggressive Strategy Portfolio (Class K)
AXA Balanced Strategy Portfolio (Class K)
AXA Conservative Growth Strategy Portfolio (Class IA and Class K)
AXA Conservative Strategy Portfolio (Class IA and Class K)
AXA Growth Strategy Portfolio (Class K)
AXA Moderate Growth Strategy Portfolio (Class IA and Class K)
AXA Ultra Conservative Strategy Portfolio (Class IA and Class K)
EQ/AllianceBernstein Short-Term Bond (Class IB)
EQ/AllianceBernstein Dynamic Wealth Strategies (Class IA and Class K)
EQ/Calvert Socially Responsible (Class K)
EQ/Capital Guardian Research (Class K)
EQ/Common Stock Index (Class K)
EQ/Franklin Templeton Allocation Portfolio (Class K)
EQ/Lord Abbett Large Cap Core (Class K)
EQ/Money Market (Class K)
EQ/Montag & Caldwell Growth (Class K)
EQ/Oppenheimer Global (Class K)
EQ/Quality Bond PLUS (Class K)
EQ/UBS Growth and Income (Class IA and Class K)
EQ/Van Kampen Comstock (Class K)
EQ/Wells Fargo Omega Growth (Class K)

Expenses of a particular class or classes of the Portfolio are estimated because the class has not commenced operations or has less than 6 months of operating results reflected in the Portfolio’s financial statements.

EQ/AllianceBernstein Small Cap Growth EQ/GAMCO Small Company Value EQ/T. Rowe Price Growth Stock
Expenses of the Portfolio are restated to reflect a reduction in the management fee rate and/or a change to the administration fee rate for the Portfolio that was implemented during the last fiscal year.